Darren C. Skinner
Darren.Skinner@aporter.com

+1 202.942.5636
+1 202.942.5999 Fax

555 Twelfth Street, NW
Washington, DC 20004-1206

October 26, 2012

CORRESPONDENCE FILED

VIA EDGAR TRANSMISSION

Mark S. Webb

Legal Branch Chief

Division of Corporation Finance

100 F Street, N.E.

United States Securities and Exchange Commission

Washington, D.C.  20549

Re:	Walker & Dunlop, Inc.
Registration Statement on Form S-3
Filed October 4, 2012; File No. 333-184297

Dear Mr. Webb:

On behalf of our client, Walker & Dunlop, Inc. (the “Company”), we are responding to the letter dated October 10, 2012 (the “Comment Letter”) from the U.S. Securities and Exchange Commission (the “Commission”) to the Company setting forth the comments of the staff of the Commission’s Division of Corporation Finance (the “Staff”) on the Company’s Registration Statement on Form S-3, File No. 333-184297, filed with the Commission on October 4, 2012 (the “Registration Statement”).  This letter sets forth the Company’s responses to the Staff’s comments contained in the Comment Letter.

Under the section below captioned “Background,” we have described briefly the transactions pursuant to which the selling stockholders acquired the shares covered by the Registration Statement.  We believe the descriptions will assist the Staff’s review of the Company’s responses to the Comment Letter.

Under the section of this letter captioned “Responses” (which immediately follows the “Background” section) we have set out numbered paragraphs and headings that correspond to the headings set forth in the Comment Letter.  To facilitate the Staff’s review, each of the Staff’s comments is set forth in bold, followed by the Company’s response.  All page references in the responses set forth below refer to pages of the

Registration Statement.  Capitalized terms used in this letter without definition have the meanings given to them in the Registration Statement.

Background

As previously reported, in January 2009, the Company’s predecessor entity, W&D, Inc., its affiliate at the time, Green Park Financial Limited Partnership, and Column Guaranteed LLC, contributed their respective assets and certain liabilities to a then newly formed entity, Walker & Dunlop, LLC (“WDLLC”), in exchange for 60%, 5% and 35%, respectively, of the membership interests in WDLLC.  As further noted on page 1 of the Registration Statement, the Company completed its initial public offering (the “IPO”) on December 20, 2010.  In connection with the IPO, the Company completed a formation transaction through which WDLLC became a wholly owned subsidiary of the Company (the “Formation Transaction”).  In connection with the Formation Transaction, members of the Walker family, certain of WDLLC’s directors and executive officers and certain other individuals and entities who owned direct and indirect equity interests in WDLLC, including Column Guaranteed LLC, contributed their respective interests in WDLLC to the Company in exchange for shares of the Company’s common stock (the “Formation Transaction Shares”).  The Formation Transaction Shares held by selling stockholders are currently registered for resale under an effective registration statement on Form S-3 (File No. 333-178878) initially filed by the Company on January 4, 2012 (the “Old Registration Statement”).

As noted on page 1 of the Registration Statement, on September 4, 2012, the Company’s wholly owned subsidiary, WDLLC, purchased from CW Financial Services LLC (“CW Financial”) all of the limited liability company interests in CWCapital LLC (the “Acquisition”) in exchange for cash consideration and 11,647,255 shares of Company common stock (the “Acquisition Shares”) issued to CW Financial pursuant to an exemption from registration under the Securities Act of 1933, as amended (the “Securities Act”).  CW Financial subsequently transferred the Acquisition Shares to Galaxy Acquisition LLC (“Galaxy”).  Galaxy indirectly owns 100% of the membership interest in CW Financial.  The Acquisition Shares are being registered for resale pursuant to the Registration Statement.  The Acquisition Shares are the only shares covered by the Registration Statement that have not been previously registered for resale.  All other shares covered by the Registration Statement are Formation Transaction Shares, which have been previously registered for resale under the Old Registration Statement.

Responses

Selling Stockholders, page 3

1.                                      Please advise the staff whether each selling stockholder is a broker-dealer or an affiliate, as defined by Rule 405, of a broker-dealer. Please tell us whether they acquired their securities as compensation for the professional services of the broker-dealer, or if the securities were acquired as investments.

Response to Comment 1:

Each of Galaxy and the Galaxy Affiliates named as selling stockholders in the Registration Statement is an affiliate, as defined in Rule 405 under the Securities Act, of a broker-dealer, but none of Galaxy or the Galaxy Affiliates is a broker-dealer, and none of them has acquired any securities of the Company as compensation for the professional services of a broker-dealer.  The only securities held by Galaxy that are being registered for resale under the Registration Statement are the Acquisition Shares.  Galaxy acquired the Acquisition Shares for investment purposes as part of the proceeds received in consideration for the Acquisition, as described above and on page 1 of the Registration Statement.  To the extent of any transfer of direct ownership of the Acquisition Shares by Galaxy to any of the Galaxy Affiliates, each Galaxy Affiliate will acquire the securities for investment purposes.

Column Guaranteed LLC is an indirect subsidiary of Credit Suisse (USA), Inc., a Delaware holding company, and an affiliate of Credit Suisse Securities (USA) LLC, a registered broker-dealer.  Column Guaranteed LLC is not a broker-dealer and did not acquire the Formation Transaction Shares as compensation for the professional services of a broker-dealer.  As described above and on page 1 of the Registration Statement, Column Guaranteed LLC received its securities in exchange for transferring the membership interests that it previously held in WDLLC to the Company, pursuant to the Formation Transaction.

None of Mallory Walker, William M. Walker, Howard W. Smith III, Deborah A. Wilson and Richard Warner is a broker-dealer or an affiliate of a broker-dealer, as defined by Rule 405 under the Securities Act.

2.                                      For any registered broker-dealer who acquired the securities to be resold otherwise than as compensation securities for services, revise your disclosure to identify that registered broker-dealer as an underwriter of the securities to be resold.

Response to Comment 2:

As stated in the response to Comment 1 above, none of the selling stockholders is a broker-dealer.

3.                                      If any of the selling stockholders are affiliates of broker-dealers (but not broker-dealers), then include disclosure indicating whether those broker-dealer affiliates:

•                  purchased the securities in the ordinary course of business; and

•                  at the time of the purchase, the seller had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

Response to Comment 3:

Column Guaranteed LLC, Galaxy and the Galaxy Affiliates named as selling stockholders in the Registration Statement are the only selling stockholders that are affiliates of a broker-dealer, as defined in Rule 405 under the Securities Act.  These broker-dealer affiliates did not purchase securities of the Company in the ordinary course of business.  As noted above, Column Guaranteed LLC acquired shares of the Company’s common stock in exchange for its ownership interests in WDLLC pursuant to the Formation Transaction.  Galaxy and the Galaxy Affiliates acquired shares of the Company’s common stock (all of which constitute the Acquisition Shares) in connection with the Acquisition.  None of Column Guaranteed LLC, Galaxy or the Galaxy Affiliates named as selling stockholders in the Registration Statement had agreements or understandings, directly or indirectly, with any person to distribute the securities when such selling stockholders acquired shares of the Company’s common stock to be covered by the Registration Statement.

4.                                      Unless you indicate that these two conditions are met, it appears you should indicate that the broker-dealer affiliates are underwriters. Please revise accordingly, or tell us why you don’t believe any broker-dealer affiliate offering shares for resale is unable to make the above representations is not acting as an underwriter. We may have further comment.

Response to Comment 4:

We respectfully submit that none of the selling stockholders that are broker-dealer affiliates (namely, Column Guaranteed LLC, Galaxy and the Galaxy Affiliates named as selling stockholders in the Registration Statement) should be deemed to be acting as an underwriter.  Section 2(a)(11) of the Securities Act defines an “underwriter” as “any person who has purchased from an issuer with a view to, or offers or sells for an issuer in connection with, the distribution of any security, or participates or has a direct or indirect participation in any such undertaking, or participates or has a participation in the direct or indirect underwriting of any such undertaking …”  These selling stockholders who happen to be broker-dealer affiliates are not acting as underwriters for the Company, as none of them acquired any shares covered by the Registration Statement with a view to distributing those shares.  As noted above, each of the selling stockholders acquired its respective shares of the Company’s common stock covered by the Registration Statement as consideration for the Company’s acquisition of an entity or assets previously owned directly or indirectly by such selling stockholder.

In further response to the Staff’s comment, the Company will include the following statement in the selling stockholder table (in a footnote relating to each of Column Guaranteed LLC and Galaxy) of the form of prospectus that it would file pursuant to Rule 424(b)(3) under the Securities Act:

This selling stockholder is an affiliate of a broker-dealer.  The selling stockholder has represented to us that it had no agreements or understandings, directly or indirectly, with any person to distribute the securities at the time of their acquisition.  In addition, the selling stockholder did not receive the securities as compensation for professional services rendered by or on behalf of a broker-dealer.

*  *  *

The Company hereby acknowledges that:

•                  should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at (202) 942-5636, or, in my absence, Neil Goodman at (202) 942-5191, with any questions or comments you may have regarding this letter.

Sincerely,

/s/ Darren C. Skinner